EXHIBIT 99.9

Press Release

Capital increase reserved for employees
of the Total Group in 2021

Paris, May 26, 2021 – In accordance with its policy in favour of employee shareholding, the Board of Directors of Total SE decided, on September 16, 2020, to carry out a capital increase reserved for eligible employees and former employees of Total SE and its French and foreign subsidiaries in which the Company holds directly or indirectly more than 50% (in terms of capital or voting rights), that are members of the PEG-A Group savings plan, in France and abroad, under the conditions set by the twentieth resolution at the Shareholders’ Meeting of May 29, 2020.

On April 28, 2021, the Chairman and CEO set (i) the subscription period from April 30 to May 17, 2021 (included) and (ii) the subscription price at 30.50 euros per share, corresponding to the average of the closing prices of the TOTAL share on Euronext Paris over the twenty trading sessions preceding the date of this decision, reduced by a 20% discount and rounded off to the highest tenth of a euro.

At the end of this period, 46,537 employees in 102 countries, representing 40.3% of the eligible employees and former employees, subscribed to this capital increase for an amount of
316.5 million euros. These results are on the rise compared to 2020 both in terms of participation rate and number of subscriptions.

“This year again, Total’s employees have confirmed their attachment to the Group by subscribing massively to the capital increase reserved for them. As Chairman and CEO, I am proud of it and that comforts my conviction that the employees fully support the transition of Total towards a broad energy company, which will know how to tackle the challenges it faces.”, declared Patrick Pouyanné, Chairman and CEO of Total.

As a result, 10,589,713 new shares will be issued on June 9, 2021. They will carry immediate dividend rights and will be fully assimilated with TOTAL shares already listed on Euronext.

Following this issuance, the employee shareholders in Total SE’s share capital, within the meaning of Article L. 225-102 of the French Commercial Code, will represent 7.09% of the Company’s share capital as of June 9, 2021.

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About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.